

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Steve Swartz
Principal Executive Officer
eOn Communications Corporation
1703 Sawyer Road
Corinth, MS 38834

> **Re:** **eOn Communications Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 10, 2014**
> **File No. 333-193837**

Dear Mr. Swartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Merger, The Transition Transactions …, page 2

Current Structure, page 1

1. We note your response to comment 2 from our letter dated March 5, 2014 including the added charts. Revise the pre-merger chart to clarify the related party percentage co-ownership of eOn Communications Corp.'s operating subsidiaries. Revise the post-merger chart to identify the ownership of the former eOn Communications Corp.'s subsidiaries.

Summary of the Proxy Statement/Prospectus, page 12

2. We note your response to comment 3 including the reference to Note 9 on page F-89. Disclose whether these unconditional guaranteed payments are indefinite, subject to renewal or terminate by a certain date or dollar amount paid. Lastly, discuss whether Inventergy has made any ongoing net revenue payments to date.

Risk Factors, page 21

New legislation, regulations or court rulings related to enforcing patents could harm…, page 27

3. We note your response to comment 6. Clarify why the U.S. government's restrictions on licensing technology from Huawei "impose no limitations on Inventergy's ability to license" patent assets purchased from Huawei to the U.S. government.

The Transition Agreement, page 65

4. We note your response to comment 4 and your added disclosure on page 65. Please explain Cortelco's role in selling Lock Products under the Actuator Agreement.

Business of Inventergy, page 128

5. We note your response to comment 12. Please expand the disclosure to discuss what it means for 197 of the patent assets to be "standards relevant" (page 136).

6. We note your response to comment 14 among other comments addressing Inventergy's business operations and activities. Please revise your disclosure here, and where appropriate, to discuss how Inventergy has used the patents it acquired through monetization or other business operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jackie Prester, Esq.
        Baker Donelson